Exhibit 99.56

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company:

DeFi Technologies Inc. (“DeFi” or the “Company”)

198 Davenport Road

Toronto, Ontario

M5R 1J2

ITEM 2	Date of Material Change:

November 1, 2023

ITEM 3	News Release:

A news release was issued by the Company on November 1, 2023 and subsequently filed on SEDAR.

ITEM 4	Summary of Material Change:

The Company and its wholly-owned subsidiary Valour Inc. (“Valour”) completed a non-brokered private placement financing of unsecured convertible notes for gross proceeds of C$3,000,000, closed the acquisition of 724 shares of Neuronomics AG and also Company announced that William C. Steers has resigned as a member of the board of directors.

ITEM 5	Full Description of Material Change:

The Company announced that its wholly-owned subsidiary, Valour, has completed a non-brokered private placement financing of unsecured convertible notes (the “Notes”) for gross proceeds of C$3,000,000 (the “Offering”). The Notes issued in connection with the Offering accrue interest at a rate of 8% per annum will mature on October 31, 2025 (“Maturity Date”).

Upon the occurrence of certain trigger events, the principal amount of Notes and all accrued interest may be convertible (a “Conversion”), at the option of the holder, into (a) common shares in the capital of the Company (“Conversion Shares”) at a price of C$0.10 (“Conversion Price”) per Conversion Share and (b) an equal number of common share purchase warrants of the Company (“Conversion Warrants”) entitling the holder to acquire one common share (a “Common Share”) at a price of C$0.20 for a period of five years from the date of issuance. Upon the Conversion, the Company will subscribe for such additional equity of Valour equal to the principal amount of Notes and accrued interest converted pursuant to the Conversion.

The Company reserved the Conversion Price through a price reservation form submitted on October 13, 2023 to the Cboe Canada Exchange (“Cboe Canada”). No finder’s fee were paid in connection with the Offering. Valour intends to use the proceeds of the Offering for general corporate purposes. The Conversion Shares and Conversion Warrants will be distributed in offshore jurisdictions pursuant to Ontario Securities Commission Rule 72-503 - Distributions Outside Canada and, as such, will not be subject to a statutory hold period in accordance with applicable Canadian securities laws.

Mr. Olivier Roussy Newton, the Chief Executive Officer of the Company, and Mr. Johan Wattenstrom, a director of Valour participated in the Offering. Each issuance of such Conversion Shares and Conversion Warrants constitutes a “related party transaction” within Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the value of the issuance of such Conversion Shares and Conversion Warrants does not exceed 25% of the Company’s market capitalization.

Closing of Acquisition of Neuronomics

to the Company also announced that it has closed the acquisition of 724 shares of Neuronomics AG (the “Neuronomics Acquisition”). Pursuant to the closing of the Neuronomics Acquisition, the Company issued 402,806 Common Shares (the “Payment Shares”) to each of Mr. Newton and Mr. Wattenstrom at a deemed value of C$0.12 per Payment Share. Each issuance of Payment Shares to Mr. Wattenstrom and Mr. Newton constitutes a “related party transaction” as this term is defined in MI 61-101. The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Payment Shares does not exceed 25% of the Company’s market capitalization.

Resignation of William C. Steers

The Company also announces that William C. Steers has resigned as a member of the board of directors effective immediately to pursue other opportunities.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

Not applicable.

ITEM 8	Executive Officer:

Olivier Roussy Newton

Chief Executive Officer

olivier@valour.com

ITEM 9	Date of Report:

November 2, 2023